NewsRelease Record date is determined for South Bow spinoff CALGARY, Alberta – Sept. 9, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced the setting of the distribution record date of Sept. 25, 2024 for the previously announced spinoff of TC Energy’s Liquids Pipelines business into South Bow Corporation (South Bow), by way of a plan of arrangement (the Arrangement). Pursuant to the Arrangement, TC Energy shareholders will retain their interest in TC Energy and receive a pro rata interest in South Bow, as further described in the management information circular of TC Energy dated April 10, 2024. The spinoff has received the requisite tax rulings in Canada and the U.S., as well as required shareholder and court approvals. Subject to the satisfaction or waiver of the remaining closing conditions to the Arrangement, it is expected that the Arrangement will become effective on Oct. 1, 2024. The Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) will both implement “due bill” trading markets for common shares of TC Energy (TC Energy Common Shares) commencing Sept. 25, 2024 and ending at the close of business on Oct. 1, 2024. The TC Energy Common Shares are expected to trade in the “due bill” markets under the designation TRP on both the TSX and NYSE. Additionally, the TSX will implement an "if, as and when issued" trading market commencing Sept. 25, 2024 and ending at the close of business on Oct. 1, 2024 for TC Energy Common Shares and common shares of South Bow (South Bow Common Shares). The TC Energy Common Shares and South Bow Common Shares will trade in the “if, as and when issued” trading markets under the designation TRP.W and SOBO, respectively, on the TSX. There will not be an "if, as and when issued" trading market for the TC Energy Common Shares nor the South Bow Common Shares on the NYSE. The TC Energy Common Shares will resume "regular way" trading on the TSX and the NYSE on Oct. 2, 2024 under the designation TRP. The South Bow Common Shares will commence "regular way" trading under the designation SOBO on the TSX on Oct. 2, 2024, but will not trade "regular way" on the NYSE until one trading day after the U.S. Securities and Exchange Commission (SEC) declares South Bow's registration statement on Form 40-F effective. TC Energy currently expects that the South Bow Common Shares will commence "regular way" trading on the NYSE on or about Oct. 7, 2024. Estimated proportionate allocation of adjusted cost base between TC Energy Common Shares and South Bow Common Shares is expected to be posted on the TC Energy and South Bow websites when available during fourth quarter 2024. TC Energy and South Bow each intend to declare independent dividends for the quarter ended Dec. 31, 2024 on Nov. 7, 2024, reflecting their respective proportionate amounts of TC Energy’s dividend prior to the Arrangement. The dividends are expected to be paid on Jan. 31, 2025 to shareholders of record on Dec. 31, 2024. All dividends, including the expected dividends to be declared on Nov. 7, 2024, are subject to the discretion and approval of each company's respective Board of Directors. Please refer to the document titled South Bow Listing Process– Q&A on the TC Energy and South Bow websites for further details about “due bill” and "if, as and when issued" trading, as well as other important information relating to the completion of the Arrangement. EXHIBIT 99.1

South Bow Virtual Corporate Update South Bow will host a corporate update via live broadcast today, where members of South Bow's management team and intended board of directors will provide an overview of South Bow's business and strategic priorities. South Bow is a strategic liquids pipelines company that connects resilient Canadian crude oil supply to the strongest demand and refining markets in the U.S. Midwest and Gulf Coast through its unrivalled corridor, high-quality contractual framework, and investment-grade financial position. South Bow expects to take a disciplined approach to capital allocation to deliver a compelling return to shareholders, prioritizing strengthening its financial position and pursuing low-risk, modest capital investments that strengthen and expand its pre-capitalized corridor. South Bow intends to pay a strong and sustainable base dividend that is underpinned by a stable cash flow profile. South Bow’s virtual corporate update event is scheduled to begin at 8 a.m. (MDT) / 10 a.m. (EDT) on Sept. 9, 2024. The presentation can be accessed directly at https://my.400.lumiconnect.com/r/participant/live- meeting/400-357-322-809, or on South Bow's website at www.southbow.com/investors. The presentation will be archived and accessible for replay following the live event. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. About South Bow South Bow, which is expected to be a standalone company early in the fourth quarter of 2024, safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure. TC Energy shareholders approved the spinoff Transaction in June 2024. The spinoff is expected to unlock South Bow's unrivalled market position, connecting Alberta crude oil supplies to US refining markets in Illinois, Oklahoma, and the US Gulf Coast. We take pride in what we do – providing safe and reliable transportation to North America's highest demand markets. To learn more, visit us at www.SouthBow.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document may include, but are not limited to, statements on expectations with respect to: the Arrangement, including the expected distribution record date and effective date of the Arrangement, the timing for the commencement of “due bill” and “if, as and when issued” trading for TC Energy and South Bow on the TSX and NYSE, as applicable, the timing with respect to expected “regular way” trading of TC Common Shares and South Bow Common Shares on the TSX and the NYSE following the closing of the Arrangement, the expected timing of South Bow’s Form 40-F effectiveness, the expected timing and posting of proportionate adjusted cost base allocation on TC Energy and South Bow’s websites, TC Energy’s and South Bow’s expectations with respect to dividend timing and amounts, including the expectation that the dividend to be declared Nov. 7, 2024 will reflect the proportionate amounts of TC Energy’s dividend prior to the Arrangement and the expectation that South Bow will pay a strong sustainable base dividend in the future, South Bow’s overall business, including capital allocation and capital investment strategy.

Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522